DERMA SCIENCES, INC.

214 Carnegie Center, Suite 100
Princeton, NJ 08540
Telephone: 609-514-4744
Facsimile: 609-514-0502

June 6, 2005

VIA EDGAR

Jim B. Rosenberg, CPA
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington DC 20549

Re:	Derma Sciences, Inc.;
Form 10-KSB for Year Ended December 31, 2004;
File No. 1-13070

Dear Mr. Rosenberg:

With respect to the staff’s written and telephonic comments relative to the above captioned annual report on Form 10-KSB, we understand that the staff has consented to review our proposed responses prior to amendment of the subject Form 10-KSB. Accordingly, we hereby amend and supplement the information set forth in our May 9 and May 25, 2005 correspondence. Headings refer to headings in the staff’s April 25, 2005 correspondence.

1.	Management’s Discussion and Analysis or Plan of Operations – Results of Operations – Sales and Gross Profit, Pages 15-16

Supplemental Information

In late 2003 the Company initiated a sales promotion of its Dermagran® brand wound care products. The promotion was directed to four customers and consisted of a discount averaging 8% from prices theretofore in effect. The promotion resulted in incremental net sales of approximately $253,000 with gross margins of $202,000 inclusive of promotional discounts aggregating $20,000.

The Company estimates that its customers typically carry one month’s inventory of the products offered in the promotion. As a result of the promotion, the Company estimates that its customers purchased, on average, an additional three months inventory of Dermagran wound care products. Giving effect to approximately $8,000 of promotional discounts relative to January, 2004 sales,

Jim B. Rosenberg, CPA
June 6, 2005

the Company estimates that the effect of the promotion on 2004 operations was to reduce sales and gross margins by $281,000 and $230,000, respectively. The Company did not modify its revenue recognition policies relative to sales effected pursuant to the promotion.

No rights of return (other than standard rights of return for damaged or non-conforming goods) were offered in connection with the promotion. Historically, product returns have been minimal, i.e. 1.29% in 2003 and 1.32% in 2004. The Company did not modify its estimates relative to product returns in connection with the promotion. None of the products associated with the promotion were, in fact, returned.

Proposed 10-KSB Disclosure

Pursuant to the staff’s comments, the Company proposes to amend its Form 10-KSB by adding the following paragraph after the second paragraph following the table under Results of Operations — Sales and Gross Profit:

The foregoing promotion involved an 8% reduction in prevailing Dermagran prices to certain customers which, in turn, resulted in these customers purchasing, on average, approximately three months inventory of Dermagran in addition to their normal one month stocking levels. No extraordinary return privileges were granted in connection with the promotion and no products subject to the promotion were returned. The promotion had the effect of reducing 2004 sales by approximately $281,000 and 2004 gross margins by approximately $230,000.

2.	Management’s Discussion and Analysis or Plan of Operation – Critical Accounting Policies – Revenue Recognition and Adjustments to Revenue, Page 23

Supplemental Information

Staff Comment 2a:

Summarized below are the accrual balances at December 31, 2004 and 2003 for those items that reduce gross revenues:

                                           December 31,
                                           ------------
                                        2004          2003
                                        ----          ----

              Trade rebates           $235,200      $212,000
                                       =======       =======

              Medicaid rebates         $13,500       $17,000
                                        ======        ======

Jim B. Rosenberg, CPA
June 6, 2005

Trade rebates represent the difference between the price charged to the distributor (customer) and the contract price the Company has with an end user (the distributor’s customer). When the sale is made to the distributor, the Company cannot know whether the sale will ultimately result in a rebate given that distributors routinely makes sales to end users who do not have contract pricing with the Company. When the distributor subsequently sells the product to an end user at the contract price, it submits a rebate request to the Company for the price difference. The distributor realizes its rebate by taking a deduction against its outstanding trade payable balance to the Company.

The normal rebate cycle is one month. Distributors generally carry one month’s inventory. As distributor inventory is depleted via sales, it is replenished via purchases from the Company. Rebates are processed and submitted for credit on a timely basis consistent with distributor sales. If the normal rebate cycle were one-half month at December 31, 2004, the trade rebate reserve would be overstated by approximately $30,000. If the normal rebate cycle were two months at December 31, 2004, the trade rebate reserve would be understated by approximately $60,000. To minimize its cash outflow invested in rebates, distributors generally strive to optimize the rebate credit submission process.

Trade rebates are trued-up monthly based upon an analysis of historical sales subject to rebate and actual rebates received by distributor. Given the nature of the Company’s products and business, there is no external information available to further validate the reasonableness of the trade rebate accrual balance. Historical trends of sales subject to rebate and rebates received are evaluated monthly, by distributor, on a 3 month, 6 month and 12 month rolling basis to update the continued reasonableness of the assumptions used to quantify the accrual trade rebate balance. Deviations in the trends resulting, among other causes, from distributors not submitting their rebates on a timely basis are analyzed and factored in determining the required accrual balance.

The Company has employed the foregoing methodology for determining the trade rebate accruals consistently for many years and believes that the methodology accurately captures the Company’s liability for trade rebates at each month end reporting period.

Medicaid rebates are accrued monthly based upon recent historical activity and reconciled quarterly based upon receipt of rebate reports from participating state agencies. The Company has employed this methodology for determining Medicade rebate accruals consistently for many years and believes that it captures the Company’s liability for Medicaid rebates at each month end reporting period.

Returns and allowances and cash discounts have historically been accounted for on a cash basis which approximates accrual based accounting given the month to month consistency of these charges. If these items had historically been accounted for on an accrual basis, reported net sales in the 2004 Consolidated Statement of Operations would have been $2,700 less and accrued

Jim B. Rosenberg, CPA
June 6, 2005

liabilities in the Consolidated Balance Sheets would have been increased by $26,200 and $23,500 at December 31, 2004 and 2003, respectively.

Staff Comment 2b:

Please refer to the information provided under the Company’s response to Staff Comment 2a above.

Staff Comment 2c:

Please refer to the information provided under the Company’s response to Staff Comment 2a above. As discussed above, the Company relies on internal historical data to determine the ongoing adequacy of the trade rebate accrual. There is no external information available to assist in this process given the nature of the Company’s products and the size of its business. The Company’s products are not dispensed via prescription, third party market research companies do not cover the Company’s products and the Company does not have access to wholesaler inventory level information.

Returns and allowances include sales allowances (e.g. damaged goods, shipping errors, price and freight adjustments, etc.) in addition to pure returns. In total, returns and allowances represent less than 1% of gross sales. Based upon this historical information, the Company does not consider its exposure to potential returns within the ordinary course of business to be significant.

Staff Comment 2d:

Apart from the 2003 year-end promotion discussed above under Item #1, no extraordinary promotions were undertaken and no shipments made in excess of customers’ normal inventory levels in 2004.

Staff Comment 2e:

A roll forward of the Company’s trade rebate accrual has been added to the Form 10-KSB disclosure. No disclosure was added concerning the Medicaid accrual based upon the immateriality of the amounts involved.

Given the short life cycle (one month) between a sale made by the Company subject to rebate and subsequent receipt of the rebate and the fact that distributors do not disclose when they purchased the underlying inventory sold in support of the rebate credit submitted, a breakdown between current versus prior period provision related to sales and rebate credits submitted is not practical. Based on the Company’s ongoing analysis of the trade rebate accrual, there were no material prior period related adjustments to the accrual in 2004.

Jim B. Rosenberg, CPA
June 6, 2005

Staff Comment 2f:

Please refer to the proposed expanded disclosure outlined below.

Proposed Form 10-KSB Disclosure

Pursuant to the staff’s comments, the Company proposes to amend its Form 10-KSB by adding the following narrative and tabular disclosure after the second paragraph under Results of Operations – Overview. Additional disclosure pursuant to the staff’s telephonic comments is in italics:

Gross sales are adjusted for trade rebates, Medicaid rebates, returns & allowances and cash discounts to derive net sales.

Trade rebates are trued-up monthly based upon an analysis of historical sales subject to rebate and actual rebates received by distributor. The normal rebate cycle is one month. Distributors generally carry one month’s inventory. As distributor inventory is depleted via sales, it is replenished via purchases from the Company. Rebates are processed and submitted for credit on a timely basis consistent with distributor sales. If the normal rebate cycle were one-half month at December 31, 2004, the trade rebate reserve would be overstated by approximately $30,000. If the normal rebate cycle were two months at December 31, 2004, the trade rebate reserve would be understated by approximately $60,000. To minimize its cash outflow invested in rebates, distributors generally strive to optimize the rebate credit submission process.

Given the nature of the Company’s products and business, there is no external information available to further validate the reasonableness of the trade rebate accrual balance. Historical trends of sales subject to rebate and rebates received are evaluated monthly, by distributor, on a 3 month, 6 month and 12 month rolling basis to update the continued reasonableness of the assumptions used to quantify the accrual trade rebate balance. Deviations in the trends resulting, among other causes, from distributors not submitting their rebates on a timely basis are analyzed and factored in determining the required accrual balance.

Medicaid rebates are accrued monthly based upon recent historical activity and reconciled quarterly based upon receipt of rebate reports from participating state agencies. Returns and allowances and cash discounts have historically been accounted for on a cash basis which approximates accrual based accounting given the month to month consistency of these charges.

Jim B. Rosenberg, CPA
June 6, 2005

Gross to net sales adjustments comprise the following:

                                                     Year Ended December 31
                                                     ----------------------
                                                     2004              2003
                                                     ----              ----

                      Gross Sales                $21,104,966       $19,184,703
                      Trade rebates                 (859,095)         (902,971)
                      Medicaid rebates               (44,221)          (57,693)
                      Returns and allowances        (159,263)         (129,166)
                      Cash discounts                (155,255)         (153,422)
                                                  -----------       -----------

                      Net Sales                  $19,887,132       $17,941,451
                                                 ===========       ===========
Trade rebates were lower in 2004 versus 2003 due to a significant reduction in Dermagran sales subject to rebate coupled with a lower rebate percentage on a major customer’s business due to higher renegotiated contract pricing partially offset by the start up in 2004 of new rebate intensive private label business. Lower Medicaid reimbursed sales are responsible for the lower Medicaid rebates. Higher overall sales levels are principally responsible for the increase in returns and allowances. Cash discounts remained relatively flat despite the increase in sales due to the Company’s efforts to tighten its overall discount terms where possible.

A roll forward of the trade rebate accruals at December 31, 2004 and 2003 is outlined below:

                                                       2004            2003
                                                       ----            ----
                      Beginning balance January 1    $212,000        $110,000
                      Rebates paid                   (835,895)       (800,971)
                      Rebates accrued                 859,095         902,971
                                                      -------         -------

                      Ending balance December 31     $235,200        $212,000
                                                      =======         =======
The $23,200 increase in accrued rebates in 2004 reflects the year-to-year changes in the above discussed accrued rebates coupled with lower rebates paid due to extended payment terms with two large customers. Amounts related to prior year sales are not material and there have been no material prior period related adjustments to the trade rebate accruals in 2004. The $102,000 increase in accrued rebates in 2003 was due principally to the timing of sales subject to rebate at year-end.

Jim B. Rosenberg, CPA
June 6, 2005

3.	Critical Accounting Policies – Revenue Recognition and Adjustments to Revenue, Page 23

Supplemental Information

Pursuant to the staff’s comments, the Company has elected to record the amortization and write-off of product rights in cost of sales vice operating expense.

Proposed Form 10-KSB Disclosure

The Consolidated Statements of Operations, page 28, and all amounts reflecting cost of goods and operating expenses set forth in Management’s Discussion and Analysis or Plan of Operations have been revised to classify the amortization and write-off of product rights as a cost of sales.

_________________

Whereas implementation of the staff’s comments would not result in a material change to the financial statements as reported in the Company’s Form 10-KSB for the period ended December 31, 2004, the Company respectfully requests that it be permitted to implement the comments prospectively beginning with its Form 10-QSB for the period ending June 30, 2005.

Should the staff have further questions or comments relative to the Company’s Form 10-KSB, please do not hesitate to contact the undersigned at (609) 514-4744 or Raymond C. Hedger, Jr., Hedger & Hedger, at (717) 534-9993.

Very truly yours,

DERMA SCIENCES, INC.

/s/ John E. Yetter, CPA

John E. Yetter, CPA
Vice President and Chief Financial Officer